Exhibit 99.1

ATTUNITY EXTENDS REPAYMENT OF CONVERTIBLE NOTES

Burlington, MA– March 25, 2010 – Attunity Ltd. (OTC Bulletin Board: ATTUF.OB), a leading provider of real-time data integration and event capture software, announced today that is has entered into an extension agreement with the holders of its Convertible Promissory Notes due November 4, 2010.

Under the extension agreement, the maturity date of the Convertible Notes will be extended from November 4, 2010, such that the aggregate principal amount of the Convertible Notes (currently, $2 million) will become due and payable in six equal quarterly installments of $333,333 starting from  November 4, 2010. Other key terms of the extension agreement, as approved by Attunity' s shareholders on December 31, 2009  include a change of the interest rate from an annual rate of a floating annual rate of the LIBOR rate plus five percent (5%) to a fixed annual rate of nine percent (9%), payable in cash together with the applicable payments of principal.

Dror Harel-Elkayam Attunity’ s VP Finance, stated, “We are pleased with the confidence our holders of convertible notes have placed in the Company as evidenced by the extension of the maturity date. We believe that this agreement, along with previous financing activities we implemented during 2009, further improves our cash and working capital position."

About Attunity
Attunity is a leading provider of real-time data integration and event capture software. Using our software solutions such as Attunity Connect, a real-time connectivity software, or Attunity Stream, our log-based, real-time change-data-capture software, Attunity’s customers enjoy dramatic business benefits by driving down the cost of managing their operational systems, creating flexible, service-based architectures for increased business agility, and by detecting critical actionable business events, as they happen, for faster business execution.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of strategic and OEM agreements with partners such as Microsoft, Oracle, IBM, HP and SAP/Business Objects. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit http://www.attunity.com.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss the cash and working capital position, we are using a forward-looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; our liquidity challenges and the need to raise additional capital in the near future which may not be available to us on acceptable terms or at all; any unforeseen developmental or technological difficulties with regard to Attunity’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s; unknown factors affecting third parties with which Attunity has formed business alliances; timely availability and customer acceptance of Attunity’s new and existing products; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20-F for the year ended December 31, 2008, which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed or furnished to the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

© 2010 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information, please contact:

Dror Elkayam, VP Finance Attunity Ltd. Tel. +972 9-899-3000 dror.elkayam@attunity.com